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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Nasreen Mohammed
Joel Parkers
Brian Fetterolf
Mara Ransom

Re:	StubHub Holdings, Inc.
Registration Statement on Form S-1
Letter dated May 16, 2025
File No. 333-286000

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated May 16, 2025 (the “Comment Letter”), regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and its response letter submitted to the Staff on May 2, 2025 (the “Prior Response”).

The Company is concurrently filing with the Staff Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which has been revised to reflect the Prior Response and the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

August 11, 2025

Response Dated May 2, 2025

General

1.

We note your response to prior comment 1 and reissue the comment. Where you opt to discuss your founding in 2000, revise to acknowledge Mr. Fluhr as co-founder, if true, or remove such discussion from your prospectus.

Response: The Company has revised pages 1, 2, 12, 80, 81, 123, 124, 138 and 149.

2.

We note your response to prior comment 2. Please provide us with a detailed analysis of how you determined that revenue recognition for controlled tickets should be on a gross basis, citing the authoritative literature used to reach your conclusion.

Response: The Company respectfully advises the Staff that it generates substantially all of its revenue from the fees it charges to facilitate purchase and sale transactions between buyers and sellers of tickets on the Company’s marketplace. As described in Amendment No. 1, the tickets sold through the Company’s platform can be categorized into two types: original issuance tickets (i.e., initial sale of tickets by a content rights holder) and secondary tickets (i.e., resale of tickets by an individual or professional seller). The Company refers to the sale of original issuance tickets through its marketplace as “direct issuance.”

In accordance with the Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”), for any purchase and sale of tickets on its platform, the Company evaluates its contract with the seller of such tickets to determine whether the Company is acting as a principal or an agent in the transaction, which indicates whether the revenue generated by a transaction should be accounted for on a gross or net basis.

If the Company determines it is acting as an agent in a transaction, the Company will record revenue on a net basis, which represents the transaction fees earned upon the sale of tickets. When acting as an agent, the Company does not have inventory risk and therefore does not record inventory. If the Company determines it is acting as a principal in a transaction, the Company will initially record the ticket as inventory on the Company’s consolidated balance sheets. Subsequently, upon sale of the ticket to the buyer, the Company will recognize the proceeds associated with the sale of the ticket as revenue on a gross basis, in addition to any transaction fees, and relieve the inventory to cost of revenue on the Company’s consolidated statements of operations.

The Company’s standard terms and conditions generally govern the relationship with sellers on its platform, including individual sellers, professional sellers and content rights holders. With respect to purchase and sale transactions on the Company’s marketplace that are governed solely by the Company’s standard terms and conditions, the Company has determined it is acting as agent under the guidance provided by ASC 606 and records revenue on a net basis, which represents the transaction fees earned upon the sale of tickets.

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In some cases, as described further in the Company’s response to comment 3 below, the Company has entered into bespoke agreements (the “Agreements”) with certain content rights holders to reduce their perceived operational burden and economic risk of utilizing the Company’s marketplace. This was an initiative the Company undertook in 2024 to help accelerate content rights holders’ adoption of the Company’s marketplace as a distribution channel for original issuance tickets. The goal of these Agreements was to bring content rights holders to the Company’s marketplace and demonstrate the value proposition of direct issuance for these sellers. The Company analyzed each of these Agreements under ASC 606 to determine whether it was acting as principal or agent with respect to the sale of such tickets and should therefore recognize revenue from these transactions on a gross or net basis, as further described below.

The principal versus agent guidance in Accounting Standards Codification 606 – Revenue from Contracts with Customers (“ASC 606”) provides a framework for the Company to determine if it has promised to provide the good itself, acting as a principal, or arrange for goods or services to be provided by another party, acting as an agent.

In accordance with ASC 606-10-55-36A(a), the specified good or service may be the underlying good or service a customer ultimately wants to obtain (e.g., access to a show, concert or game) or a right to obtain that good or service (e.g., in the form of a ticket). The Company has determined that the right to attend an event, in the form of a ticket, is the specified good or service. The Company then determines whether its performance obligation is a promise to provide that right (and is therefore a principal) or whether it is arranging for another party to provide that right (and is therefore an agent). The fact that the entity does not provide the underlying goods or services itself is not determinative.

Per ASC 606-10-25-25, “…control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” ASC 606–10-55-37 further indicates that an entity is a principal if it controls a good or service before that good or service is transferred to a customer. Per ASC 606-10-55-37A, “...an entity that is a principal obtains control of a good or other asset from the other party that it then transfers to the customer.”

ASC 606-10-55-39 provides the following indicators to further support an entity’s evaluation of control:

ASC 606-10-55-39—Indicators that an entity controls the specified good or service before it is transferred to the customer (and is therefore a principal…) include, but are not limited to, the following:

August 11, 2025

1.	Primary responsibility for fulfillment of the tickets

The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.

In certain of the Agreements, the Company had primary responsibility for providing a substitute or replacement ticket if the ticket did not allow access to the event or the appropriate section and, therefore, the Company was primarily responsible for fulfillment of the tickets to the buyers.

2.	Inventory risk

The entity has inventory risk before the specified good or service has been transferred to a customer, or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.

In certain of the Agreements, in exchange for agreeing to list a certain number of tickets, the Company agreed to remit to the content rights holder a minimum amount of proceeds for that bundle of tickets, regardless of how much the tickets were sold for or whether they were sold at all. If the tickets were to go unsold, the Company would not be able to return the unsold tickets to the content rights holders. As such, the Company took inventory risk on these tickets.

3.	Discretion in establishing price

The entity has discretion in establishing the prices for the specified goods or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.

In certain of the Agreements, the Company shared responsibility for pricing tickets with the content rights holders.

August 11, 2025

While no single indicator described above is individually determinative, certain indicators may provide stronger evidence than others, depending on the circumstances and the total mix of information available. Based upon the guidance under ASC 606-10-25-25 and indicators of control under ASC 606-10-55-39, the Company concluded that in Agreements where, in exchange for agreeing to list a certain number of tickets, the Company agreed to remit to the content rights holder a minimum amount of proceeds for that bundle of tickets, the Company had inventory risk and was considered to have control over the tickets. Accordingly, under these circumstances, the Company has determined it acted as a principal and recorded revenue on a gross basis upon the sale of the ticket to the buyer.

The Company has removed the terminology “controlled tickets” from Amendment No. 1 and instead refers to “inventory,” “inventory risk” and “inventory cost” which more plainly explains and ties to the accounting literature as described above.

3.

We note your response to prior comment 2 and your proposed disclosure that under the direct issuance model “[c]ontent rights holders manage the distribution process themselves, listing their tickets directly on our marketplace as any other seller would, or they may elect to have us or another third party facilitate distribution on their behalf.” In connection therewith:

•

Revise to further explain the differences in the two ways in which you employ the direct issuance model. State which method involves your use of controlled tickets, as discussed in your Management’s Discussion and Analysis of Financial Condition and Results of Operations, so that investors clearly understand the different ways that each method operates and how you generate revenue under each method. Ensure you clearly disclose which method requires a payment by you for the tickets and whether you bear the risk with respect to unsold tickets.

Response: The Company has revised pages ii, iii, 8, 9, 13, 84, 85, 91, 111, 122, 130, 131, 133, 134, 135, 139, F-12, F-19, F-36 and F-37 to help clarify what the Company means when it refers to “direct issuance” and how the Company generates revenue from the sale of original issuance tickets through its global ticketing marketplace.

While StubHub and viagogo have been traditionally known as ticketing marketplaces for resellers, the Company is focused on expanding its market opportunity by attracting another type of seller to its platform—content rights holders. The discussion of “direct issuance” throughout Amendment No. 1 refers to any original issuance tickets sold through the Company’s marketplace, as opposed to any resale by an individual or professional seller.

The Company has revised its disclosures to clarify that it does not have a separate direct issuance model or solution or different methods or ways in which it employs that model. Rather, the Company’s singular goal with respect to direct issuance is to attract content rights holders to its marketplace in order to broaden its seller base, which has historically been primarily resellers.

August 11, 2025

To help accelerate content rights holders’ adoption of the Company’s marketplace as a distribution channel for original issuance tickets, the Company initially entered into agreements with certain content rights holders to reduce the perceived operational burden and economic risk of utilizing the Company’s marketplace. In some cases, in exchange for agreeing to list a certain number of original issuance tickets, the Company agreed to remit to the content rights holder a minimum amount of proceeds for that bundle of tickets. These amounts were typically set at a percentage below the aggregate face value of the tickets and owed to the content rights holder regardless of how much the tickets were sold for or whether they were sold at all. For example, a sports team may have agreed to list 100,000 original issuance tickets on the Company’s marketplace, provided the Company agreed to remit to them at least 50% of the tickets’ aggregate face value. Assuming face value was $100 per ticket, representing an aggregate face value of $10.0 million, the Company would have borne the risk of loss for those tickets up to an aggregate amount of $5.0 million. In this example, $5.0 million would have been recorded as inventory on the Company’s consolidated balance sheets.

As described in the Company’s response to the Staff’s comment 2 above, the Company evaluates each contract with a seller to determine whether the Company is acting as a principal or an agent in the purchase and sale of tickets on its platform, which indicates whether the revenue generated by a transaction should be accounted for on a gross or net basis. While the accounting treatment applicable to ticket sales can vary due to the Company’s agreements with certain content rights holders as described above, the Company’s business model and growth strategy with respect to direct issuance remains the same, which is to bring content rights holders to the Company’s marketplace and demonstrate the value proposition of direct issuance for these sellers. The Company does not take inventory risk pursuant to these agreements with the goal of profiting on any increase in the ticket value, rather the Company takes inventory risk to reduce any perceived economic risk to content rights holders in listing tickets on the Company’s marketplace so that content rights holders will utilize the Company’s platform and the Company can continue to earn revenue from the fees it charges for the services it provides to facilitate transactions on its marketplace. The Company’s ultimate goal is for content rights holders to adopt the Company’s marketplace as a distribution channel for original issuance tickets at scale (without the Company taking inventory risk), thereby disrupting the legacy primary ticketing model.

•	Elaborate upon what “third party” is facilitating distributions if not by you.

Response: The Company respectfully advises the Staff that the reference to a “third party” facilitating distribution in the Prior Response was intended to explain that a content rights holder may engage a third-party agent to help list and monitor its ticket

August 11, 2025

portfolio (across online ticketing marketplaces or a venue’s legacy primary ticketing provider) to the extent they do not have such capabilities in-house. Whether the content rights holder lists its own ticket portfolio or engages a third-party agent to do so on its behalf does not impact how the Company’s platform is used or how the Company earns revenue. Because this detail is not relevant to an investor’s understanding of the Company’s business, the Company has not included this detail in Amendment No. 1.

•

Please revise to ensure consistency throughout the prospectus in your use of the term “facilitate” to describe your involvement in the distribution of tickets. When used in discussing the two types of direct issuance models, your use of the term “facilitate” appears to describe the model where you agree to distribute a certain number of tickets on behalf of the content rights holder and receive revenue based on the total sales price of the ticket. However, in your Management’s Discussion and Analysis of Financial Condition and Results of Operations, you state that you “facilitate” all or most of the transactions, both for secondary ticketing and direct issuance sales (e.g., “[w]e generate substantially all of our revenue from fees we charge to facilitate purchase and sale transactions between buyers and sellers of tickets on our marketplace,” and “we must continue to monetize the ticketing transactions that we facilitate on our platform”). The use of “facilitate” in this instance appears to describe the use by the content rights holder of your marketplace to sell their tickets and you would receive fees based on a percentage of the value of the transaction.

Response: The Company respectfully advises the Staff that the use of the word “facilitate” in Amendment No. 1 generally is meant to refer to the facilitation of purchase and sale transactions between buyers and sellers of tickets on the Company’s marketplace and not to the Company’s role under the specific contracts pursuant to which the Company assumes inventory risk as further described above. The Company has revised pages 84 and 85 accordingly.

4.

We note your response to prior comment 2 regarding your direct issuance model. Please revise the prospectus summary and the business section to clearly discuss in further detail the structure of your commercial agreements with content rights holders and explain your obligations under the agreements. Clarify that the tickets subject to these arrangements are referred to by you as “controlled tickets,” as you indicate in your response. We note your proposed disclosure that you “agreed to make specified fixed payments to certain content rights holders in the event that sales of their original issuance tickets through our direct issuance solution do not achieve the aggregate monetary thresholds identified in the relevant agreements with such content rights holders.” This disclosure suggests that the fixed payment is a penalty amount paid only if ticket sales do not reach the agreed-upon threshold, which is inconsistent with your disclosure elsewhere that the fixed cost is a fixed payment due to the content rights holders under the relevant agreement. Please revise to clearly explain your obligations to pay the fixed amount and variable

August 11, 2025

amount. Ensure that your disclosure explains whether you pay the fixed amount to the content rights holder regardless of the aggregate monetary threshold specified in the agreement and if this results in you bearing the risk of any unsold tickets below the agreed-upon amount. Also clarify, if accurate, that the aggregate monetary threshold is used only to determine additional amounts that may be owed to the content rights holder for sales above this threshold amount, but does not impact the fixed amount. In connection therewith, ensure your disclosure clearly reflects the cost structure throughout the prospectus in the sections in which you discuss it. For example, clarify whether the $121.5 million in purchase obligations (discussed on page 105) contemplates solely the fixed costs or both the fixed and variable costs. Include a separate risk factor highlighting the risk that you bear in connection with the “controlled ticket” agreements due to the purchase commitments, or tell us why such risk factor is not necessary. In connection therewith, highlight that you bear certain fixed and variable costs associated with selling certain direct issuance tickets even though you do not have exclusivity with respect to such tickets, if true.

Response: The Company has revised pages 9, 112 and 131 and respectfully refers the Staff to its responses to comments 2 and 3 above. The Company further advises the Staff that the “fixed amount” referred to in the Prior Response was intended to refer to the minimum amount of proceeds that, in exchange for agreeing to list a certain number of tickets, the Company agreed to remit to the content rights holder a minimum amount of proceeds for that bundle of tickets, which is not a penalty amount. These amounts were typically set at a percentage below the aggregate face value of the tickets and owed to the content rights holder regardless of how much the tickets were sold for or whether they were sold at all. As such, the Company bore the risk of loss for those tickets up to the minimum proceeds amount and that amount was initially recorded as inventory on the Company’s consolidated balance sheets.

In addition, the Company has revised the disclosure on pages 84, 85, 111, F-36, and F-37 to clarify what portion the $121.5 million in purchase obligations relates to future purchase commitments for inventory. As described in the Company’s response to comment 2 above, these purchase commitments for inventory represent the total amount of minimum proceeds that the Company is obligated to pay to the content rights holder in the periods presented.

The Company has included a separate risk factor on pages 28 and 29 explaining the risks associated with taking inventory risk on tickets and the fact that the Company may not be able to attract content rights holders to its platform at scale without taking inventory risk.

5.

We note your disclosure in the prospectus summary that “[i]n 2024, we surpassed $100 million of annual direct issuance GMS transacted on our marketplace and are only scratching the surface of this opportunity.” Given your recent entry into the distribution of original issuance tickets, please revise to clarify what portion of the approximately $100 million in annual direct issuance GMS was attributed to the “controlled tickets” model in which you agreed to make specified fixed payments

August 11, 2025

versus the “direct issuance” model where the content rights holder distributes tickets through your marketplace in the same manner as resellers. We also note your revised disclosure stating that “we do not expect such commercial arrangements to be a significant portion of our strategy as our direct issuance solutions scales.” Please explain the basis for this statement to provide investors with more complete context for your business model moving forward. Additionally, your disclosure in Management’s Discussion and Analysis indicates that your entry into commercial arrangements with certain content rights holders resulted in your revenue increasing $402.9 million and your costs and expenses increasing by $518.1 million from 2023 to 2024. However, your disclosure on page 86 indicates that the overall increase in your revenue in the amount of $402.9 million was “primarily due to an increase in transaction volume on our platform.” So that investors can understand the material drivers of your year over year changes, please revise to clearly indicate the amount of the increase in revenue that was due to your commercial arrangements with content rights holders under the direct issuance model versus the increase in secondary ticketing transaction volume. Please similarly clarify the material drivers for costs and expenses as your disclosure on page 86 states that controlled ticket costs accounted for $82.9 million of the $102.2 million increase in cost of revenue.

Response: The Company has revised pages 9, 13, 29, 90, 131 and 139. In addition, the Company respectfully refers the Staff to pages 8, 9, 130, 131, 134 and 135 for a further explanation of the Company’s belief that it is well-positioned to drive an industry transition in original issuance ticketing from the legacy primary ticketing model to direct issuance. The Company’s ultimate goal is for content rights holders to adopt the Company’s marketplace as a distribution channel for original issuance tickets at scale (without the Company taking inventory risk), thereby disrupting the legacy primary ticketing model.

6.

We note your response to prior comment 4 that “[t]he Company confirms for the Staff that it currently has one arrangement with a single content rights holder that includes future purchase commitments which . . . .” We also note your proposed disclosure that “we entered into certain commercial arrangements with content rights holders in 2024 to help accelerate the adoption of our direct issuance solution.” Revise to reconcile this inconsistency and clarify whether you have one arrangement with a single content rights holder, or if you have multiple arrangements with content right holders that contemplate purchase commitments. Clarify this in your disclosure throughout the prospectus. To the extent there is a distinction between the agreements you discuss here (e.g., if the purchase commitment agreement is different than the commercial arrangements where you agree to make specified fixed payments), revise to clarify.

August 11, 2025

Response: The Company respectfully advises the Staff that it has agreements, as further described in the Company’s responses to comments 2 and 3 above, with multiple content rights holders, including teams in major U.S. and international professional sports leagues as well as major musical artists and festivals. While these agreements are similar in nature, only one such agreement includes non-refundable payments over several years and is material under GAAP reporting standards such that it is disclosed under “Commitments and Contingencies.” As of December 31, 2024, the other such agreements that resulted in the Company holding inventory were short-term in nature, relating to a single event or season, and as such, were not required to be disclosed under “Commitments and Contingencies.” The Company has revised the disclosure on pages 9, 81, 122, 131, 134, 135, F-36, and F-37 to clarify.

7.

We note your disclosure that you “are already working with marquee content rights holders, including teams in the NBA, MLB, and European soccer as well as with major musical artists and festivals.” Please revise to clarify whether you have any agreements currently in place with any of these partners. If so, disclose whether these agreements are for direct issuance by such partners and, if so, if they are under the “controlled tickets” model or are for the direct sale of tickets by such partners through your platform. State whether such arrangements contributed to your direct issuance GMS in 2024.

Response: The Company respectfully advises the Staff that each of the above-named content rights holders has utilized the Company’s platform to list and sell original issuance tickets. The Company has revised the disclosure on pages 9, 81, 122, 131, 134 and 135 to more broadly describe these categories of content rights holders and clarify that they have sold original issuance tickets through the Company’s platform rather than indicating they are “working with” the Company. In addition, the Company has revised pages 9, 29 and 131 to disclose that approximately 50% of the over $100 million in direct issuance GMS in 2024 was derived from sales of tickets that the Company held as inventory.

8.

We note your response to prior comment 5, as well as your proposed disclosure that “we anticipate a reduction in our controlled ticket costs as a percentage of revenue, as we do not expect commercial arrangements that result in the accounting treatment of controlled tickets to be a significant portion of our strategy as our direct issuance solution scales.” To balance such disclosure, revise to acknowledge that you will incur controlled ticket costs of approximately $40 million in each of 2025, 2026 and 2027, according to page F-36.

Response: The Company has revised pages 29, 84, 85 and 111.

* * *

August 11, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Connie James, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Adam Gelardi, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Kristin VanderPas, Cooley LLP

Denny Won, Cooley LLP